MSDH

500 Nickerson Road
Marlborough, MA
01752-4695

Phone 617.497.6222
Marlborough Software Development Holdings Inc.	Fax 617.868.0784

February 13, 2012

By EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marlborough Software Development Holdings Inc. (the “Company”)
Pre-Effective Amendment No. 4 to Registration Statement on Form S-1
Filed February 13, 2012
(File No. 333-177915)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Daylight Time, on Tuesday, February 14, 2012, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Commission’s staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert comments from the Commission or the Commission’s staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marlborough Software Development Holdings Inc.

By:	/s/ James Dore
Name: James Dore
Title: Executive Vice President and
Chief Financial Officer